Exhibit 99.57

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

NEXTECH AR SOLUTIONS CORP. (the “Company” or “NexTech”)

349 Carlaw Avenue, Suite 304

Toronto, ON M4M 2T1

2.	DATE OF MATERIAL CHANGE

June 14, 2019

3.	NEWS RELEASE

News release dated June 14, 2019 was disseminated through the facilities of Cision.

4.	SUMMARY OF MATERIAL CHANGE

NexTech announced that it has closed the first tranche of the private placement (the “Offering”) for gross proceeds totaling $339,600 comprised of 566,000 units (the “Units”) at a price of $0.60 per Unit.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

The following supplementary information is provided in accordance with Section 5.2 of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”):

(a)	a description of the transaction and its material terms:

The Company entered subscription agreements with subscribers for an aggregate of 566,000 Units of the Company at a price of $0.60 per Unit. Each Unit consists of one common share and one-half share purchase warrants (the “Warrants”), each whole Warrant entitling the holder to purchase one additional common share at an exercise price of $0.70 per share. 400,000 of these Units were sold and issued to related parties.

(b)	the purpose and business reasons for the transaction:

The Company completed the Offering to raise funds to hire additional sales people, pursue M&A opportunities and for general working capital purposes. See attached news release for additional details

(c)	the anticipated effect of the transaction on the issuer’s business and affairs,

The Offering allows the Company to execute on its growth through acquisition strategy. See attached news release for additional information.

(d)	a description of:

(i)	the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties, and

Mr. Reuben Tozman director and Chief Operations Officer of NexTech purchased 50,000 common shares and 25,000 warrants (collectively the “Tozman Units”) of NexTech.

Mr. Evan Gappelberg director and Chief Executive Officer of NexTech purchased 350,000 common shares and 175,000 warrants (collectively the “Gappelberg Units”) of NexTech.

(ii)	the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person referred to in subparagraph (i) for which there would be a material change in that percentage,

As a result of the issuance of the Tozman Units to Mr. Reuben Tozman, Mr. Tozman has ownership and control, directly, of 1,075,000 common shares in the capital of NexTech, representing approximately 1.9% of the issued and outstanding common shares of NexTech on a non-diluted basis and 2,435,000 convertible securities of NexTech, representing approximately 6.4% on a fully diluted basis.

As a result of the issuance of the Gappelberg Units to Mr. Evan Gappelberg, Mr. Gappelberg has ownership and control, directly, of 6,625,000 common shares in the capital of NexTech, representing approximately12.17% of the issued and outstanding common shares of NexTech on a non-diluted basis and 235,000 convertible securities of NexTech, representing approximately 12.6% on a fully diluted basis.

(e)	unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

A resolution of the board of directors of the Company authorized the Offering on May 31, 2019. Mr. Evan Gappelberg and Reuben Tozman declared their interests and abstained from consenting to the resolutions approving and the issuance of the Gappelberg Units and Tozman Units, respectively.

(f)	a summary, in accordance with section 6.5, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g)	disclosure, in accordance with section 6.8, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction

(i)	that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii)	the existence of which is known, after reasonable inquiry, to the issuer or to any director or senior officer of the issuer:

Not applicable.

(h)	the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

See item (a).

(i)	disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7, respectively, and the facts supporting reliance on the exemptions:

The transaction constitutes a “related party transaction” for purposes of MI 61-101. The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. The Company is exempt from the formal valuation requirement in section 5.4 of MI 61-101 in reliance on sections 5.5(a) of MI 61-101 as the fair market value of the transaction is not more than the 25% of the Company’s ’s market capitalization, Additionally, the Company is exempt from minority shareholder approval requirement in section 5.6 of MI 61-101 in reliance on section 5.7(1)(a) as the fair market value of each transaction is not more than the 25% of the Company’s market capitalization.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

Evan Gappelberg, President and CEO

Tel: 631-655-6733

9.	DATE OF REPORT

June 27, 2019

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEWS RELEASE

NexTech Closes on 566,000 Units Of

Management Led Round

New York, NY - Toronto, ON – June 14, 2019 – NexTech AR Solutions Corp. (the “Company” or “NexTech”) (OTC: NEXCF) (CSE: NTAR) (FSE:N29) a technology and emerging commercial growth company focused on bringing augmented reality (“AR”) to the masses through its webenabled AR platform for eCommerce, is pleased to announce the closing of the first tranche of its previously announced private placement (the “Offering”) for gross proceeds totaling $339,600 comprised of 566,000 units (the “Units”) at a price of $0.60 per Unit. The Company plans to use the net proceeds of the offering to hire additional sales people, pursue M&A opportunities, and for general working capital purposes.

●	Evan Gappelberg- Nextech AR Solutions CEO subscribed for 350,000 units
●	Reuben Tozman- Nextech AR Solutions COO subscribes for 50,000 units

As insiders of NexTech participated in this Offering, it is deemed to be a “related party transaction” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61- 101”). NexTech is relying on the exemptions from the formal valuation and minority approval requirements contained in Sections 5.5(a) and 5.7(1)(a) of MI 61- 101, on the basis that the fair market value of the transaction does not exceed 25% of NexTech’s market capitalization.

Advisory Board members were issued options that vest over three years at an exercise price of $0.65 CDN.

●	Scott Starr was issued 60,000 options
●	Mike Boland was issued 100,000 options

As compensation for the Infinite Pet Acquisition the introducing broker agrees to accept $50,000.00 USD of commission as 100,000 shares of stock in NexTech AR Solutions. All securities issued are subject to a four-month hold period from the date of issuance. The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

4